H. Kenneth Merritt, Jr.

Admitted in Vermont, New York & New Jersey Only

Kmerritt@merritt-merritt.com

Sharon J. Merritt

Admitted in Vermont &New York Only

Smerritt@merritt-merritt.com

R.W. Eli Moulton, III

Admitted in Vermont & Massachusetts Only

Emoulton@merritt-merritt.com

Donald. A. Woodworth

Admitted in Colorado Only

DWoodworth@merritt-merritt.com

Elizabeth l. Metayer, Paralegal

LMetayer@merritt-merritt.com

Nichole L. Fitzgerald, Paralegal

NFitzgerald@merritt-merritt.com

Linda K. Dissinger

Practice Development Manager

Ldissinger@merritt-merritt.com

December 7, 2012

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Michael Clampitt, Senior Counsel

Re:    Stalar 5, Inc. (file no. 000-54844) – Form 10 filed November 1, 2012

Dear Mr. Clampitt:

We are counsel to Stalar 5, Inc. (hereinafter “Stalar 5”). On behalf of Stalar 5, we are hereby responding to the comments contained in your letter of November 27, 2012.

Response to Comment #2:  In response to this comment, Stalar 5 will file Amendment No. 1 to its Form 10 (“Form 10/A”). Form 10/A will include the following additional information in Item 1, regarding blank check company requirements:

If we engage in a registration statement offering, our securities for sale as a blank check company, or with a company that would still be considered a shell company or blank check company, will require registration subject to Rule 419 of the Securities Act of 1933, as amended (the “Securities Act”). The Securities and Exchange Commission has adopted a rule (Rule 419) which defines a blank-check company as (i) a development stage company, that is (ii) offering penny stock, as defined by Rule 3a51-1, and (iii) that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. Should we file a registration statement offering of our securities for sale before we complete a business combination with an operating company, we would be considered a blank check company within the meaning of Rule 419 and any sales of the stock issued in the offering would require registration under the Securities Act, furthermore, the registered securities and the proceeds from an offering subject to Rule 419 require the following:

a)    Deposit and investment of proceeds

All offering proceeds, after deduction of cash paid for underwriting commissions, underwriting expenses and dealer allowances, and amounts permitted to be released to the registrant shall be deposited promptly into the escrow or trust account; provided, however, that no deduction may be made for underwriting commissions, underwriting expenses or dealer allowances payable to an affiliate of the registrant.

b)   Deposit of securities

  All securities issued in connection with the offering, whether or not for cash consideration, and any other securities issued with respect to such securities, including securities issued with respect to stock splits, stock dividends, or similar rights, shall be deposited directly into the escrow or trust account promptly upon issuance. The identity of the purchaser of the securities shall be included on the stock certificates or other documents evidencing such securities.

www.merritt-merritt.com	60 Lake Street, 2nd Floor PO Box 5839, Burlington, VT 05402 (802) 658-7830 F (802) 658-0978

c)	Release of deposited and funds securities

Post-effective amendment for acquisition agreement. Upon execution of an agreement(s) for the acquisition(s) of a business(es) or assets that will constitute the business (or a line of business) of the registrant and for which the fair value of the business(es) or net assets to be acquired represents at least 80 percent of the maximum offering proceeds, including proceeds received or to be received upon the exercise or conversion of any securities offered, but excluding amounts payable to non-affiliates for underwriting commissions, underwriting expenses, and dealer allowances, the registrant shall file a post-effective amendment disclosing the entire transaction.

Dr. Steven R. Fox and Dr. Steven Rosenfeld, our only officers, directors and beneficial stockholders, have no intention of engaging in any public transactions with respect to the Company's Common Stock except in connection with or following a business combination resulting in the Company no longer being defined as a blank check issuer. Any public transactions in our Common Stock by will require compliance with the registration requirements under the Securities Act.

Furthermore, if we publicly offer any securities as a condition to the closing of any acquisition or business combination while we are a blank check or shell company, we will have to fully comply with Rule 419 of the Securities Act and deposit all funds in escrow pending advice about the proposed transaction to our stockholders fully disclosing all information required by Regulation 14A of the SEC and seeking the vote and agreement of investment of those stockholders to whom such securities were offered; if no response is received from these stockholders within 45 days thereafter or if any stockholder elects not to invest following our advice about the proposed transaction, all funds that must be held in escrow by us under Rule 419, as applicable, will be promptly returned to any such stockholder. All securities issued in any such offering will likewise be deposited in escrow, pending satisfaction of the foregoing conditions. In addition, if we enter into a transaction with a company that would still be considered a shell company or blank check company, the exemption from registration available from Rule 144, for the resales of our securities by our stockholders, would not be available to us.

Additionally, Stalar 5 has added the following additional risk factor:

Because we are considered a “blank check company”, and a shell company, we are subject to Rule 419 of the Securities Act and other rules and restrictions that will limit our ability to raise funds.

The Company, based on proposed business activities, is a “blank check” company. The SEC defines those companies as “any development stage company that is issuing a penny stock, within the meaning of Section 3 (a)(51) of the Exchange Act of 1934, as amended, and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies.” Under SEC Rule 12b-2 under the Exchange Act, the Company also qualifies as a “shell company,” because it has no or nominal assets (other than cash) and no or nominal operations. Many states have enacted statutes, rules and regulations limiting the sale of securities of “blank check” companies in their respective jurisdictions. If we publicly offer any securities as a condition to the closing of any acquisition or business combination while we are a blank check or shell company, we will have to fully comply with Rule 419 of the Securities Act and deposit all funds in escrow pending advice about the proposed transaction to our stockholders fully disclosing all information required by Regulation 14A of the SEC and seeking the vote and agreement of investment of those stockholders to whom such securities were offered; if no response is received from these stockholders within 45 days thereafter or if any stockholder elects not to invest following our advice about the proposed transaction, all funds that must be held in escrow by us under Rule 419, as applicable, will be promptly returned to any such stockholder. All securities issued in any such offering will likewise be deposited in escrow, pending satisfaction of the foregoing conditions. In addition, if we enter into a transaction with a company that would still be considered a shell company or blank check company, the exemption from registration available from Rule 144, for the resales of our securities by our stockholders, would not be available to us.

Because of these restrictions, Dr. Steven R. Fox and Dr. Steven Rosenfeld, our only officers, directors and beneficial stockholders, have no intention of engaging in any public transactions with respect to the Company's Common Stock except in connection with or following a business combination resulting in the Company no longer being defined as a blank check issuer.

www.merritt-merritt.com	60 Lake Street, 2nd Floor PO Box 5839, Burlington, VT 05402 (802) 658-7830 F (802) 658-0978

Response to Comment #3: In response to this comment, Stalar 5, Form 10/A will include the following revision to the second paragraph of the subsection “Form of Acquisition”:

If a transaction were structured to take advantage of these provisions rather than other “tax free” provisions provided under the Code, then the Registrant’s then existing stockholders would, in such circumstances and after the transaction, retain 20% or less of the total issued and outstanding shares of the surviving entity.

Response to Comment #4: In response to this comment, Stalar 5 has reworded sentences that contained language such as “we cannot assure you” in many sections of Form 10/A. A redline copy of Form 10/A, demonstrating the changes from the originally filed Form 10, is included herewith.

Response to Comment #5: In response to this comment, Stalar 5 A will include the following paragraph to the section titled “Management’s Discussion and Analysis or Plan of Operation”:

The Company is in a highly competitive market for a limited number of business opportunities, which could reduce the likelihood of consummating a successful business combination. We are and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including public companies and private equity firms, are active in mergers and acquisitions of companies that may be desirable target candidates for us. Nearly all these entities have significantly greater financial resources, technical expertise and managerial capabilities than we do; consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. These competitive factors may reduce the likelihood of our identifying and consummating a successful business combination. Management intends to search for a target for a business combination by contacting various sources including, but not limited to, our affiliates, lenders, investment banking firms, private equity funds, and accounting firms. The approximate number of persons or entities that will be contacted is unknown and dependent on whether any opportunities are presented by the sources that we contact. There are no assurances that we will successfully identify and evaluate suitable business opportunities or that we will conclude a business combination. Despite the Company’s competitive disadvantages in terms of size, the management of the Company has over 50 years of combined business experience. Management has an extensive network of registered broker-dealers, investment bankers, private equity firms, attorneys, accountants and bankers in New York and throughout the world that may facilitate identifying candidates for a successful business combination. Dr. Fox has traveled extensively in China and has established an extensive network of contacts that may also be a source for candidates for a business combination.

Response to Comment #6: In response to this comment, Stalar 5 has added additional information to the Section titled “Identification of Directors and Executive Officers” under Item 5, related to the qualification and experience of Dr. Fox and Dr. Rosenfeld.

Response to Comment #7: In response to this comment, Stalar 5 has updated the table to disclosure that Stalar 1, Inc. and Stalar 2, Inc. are both current, and have been compliant with their Exchange Act reporting obligations.

www.merritt-merritt.com	60 Lake Street, 2nd Floor PO Box 5839, Burlington, VT 05402 (802) 658-7830 F (802) 658-0978

Response to Comment #8: Dr. Steven Fox and Dr. Steven Rosenfeld, both identified as the sole officers and sole members of the board of directors of Stalar 5, are the only people acting as promoters of Stalar 5. There are no other persons involved with Stalar 5 who would meet the criteria of a promoter.

Response to Comment #9: Stalar 5 has not filed a notice on Form D, nor has Stalar 5 relied on Regulation D with respect to issuances of its stock. Item 10 contained a typographical error, and has been revised on Form 10/A to remove “and Regulation D” from the first paragraph of Item 10.

As aforementioned, a redlined copy of Form 10/A, demonstrating the changes from the originally filed Form 10, is included herewith for your convenience.

If you have any questions please do not hesitate to call. Best regards.

Very truly yours,

H. Kenneth Merritt, Jr.

cc: Stalar 5, Inc. – Dr. Steven R. Fox, Dr. Steven Rosenfeld (via electronic mail only)

www.merritt-merritt.com	60 Lake Street, 2nd Floor PO Box 5839, Burlington, VT 05402 (802) 658-7830 F (802) 658-0978